Exhibit 99.1

SuperX Partners with TFC to Expand AI Optical Connectivity Markets Worldwide

SINGAPORE, February 11, 2026 /PRNewswire/ -- SuperX AI Technology Limited (NASDAQ: SUPX, “SuperX” or the “Company”), today announced that its wholly-owned subsidiary, SuperX AI Solution Limited, has entered into a joint venture agreement with Tianfu International Investment Pte. Ltd., a wholly-owned subsidiary of Suzhou TFC Optical Communication Co., Ltd. (SZSE: 300394, or “TFC”), and certain affiliates, related parties, and designees. The parties will jointly establish SuperX Optical Communications Pte. Ltd. (the “Joint Venture”), with SuperX leading the joint venture through board and management control, integrating resources to expand their presence in the global AI optical connectivity  market, build a leading ecosystem for optical solutions, and support new momentum for the buildout of global AI data centers.

Strategic Joint Venture Established to Capture Global Incremental Markets

Headquartered in Singapore, the Joint Venture is dedicated to delivering end-to-end optical solutions for next-gen AI Data Centers (“AIDC”). The Joint Venture aims to help address critical bottlenecks in high-speed data transmission that currently throttle massive AI computing clusters.

This Joint Venture is a strategic response to shifting global tech trends. Excluding Mainland China, Hong Kong, and Macau, the Joint Venture will target high-growth global markets with a focus on cutting-edge optical modules and devices. By providing one-stop optical connectivity solutions for AI customers worldwide, the collaboration is uniquely positioned to capitalize on the increasing demand within the AI infrastructure sector.

Complementary Strengths: Building a “1+1>2” Synergistic Effect

Driven by the rise of trillion-parameter models, computing infrastructure is evolving beyond standard networking to embrace massive-scale GPU cluster interconnectivity. As the “nervous system” of computing centers, the performance of optical connectivity directly determines the overall efficiency of computing clusters. The two parties will achieve a deep fusion of resource integration and business synergy:

●	SuperX will leverage its AI infrastructure expertise and global customer network to introduce customer orders and drive R&D collaboration and customization requirements for the Joint Venture’s co-developed products.

●	TFC will provide professional ODM technical support for optical components to accelerate global market expansion.

●	By pre-integrating optical interconnect products into SuperX’s modular AI infrastructure, the Joint Venture aims to enable “plug-and-play” deployment and help shorten deployment cycles for data center operators worldwide.

Operating under the “SuperX Optical Communications” brand, the new Joint Venture entity will focus on optimizing its R&D roadmap and cost structure to build differentiated competitiveness.

About SuperX AI Technology Limited (NASDAQ:SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

About Suzhou TFC Optical Communication Co., Ltd. (300394.SZ)

TFC Communication is a leading provider of optical sub-assembly integrated solutions and advanced optoelectronic packaging manufacturing services. We specialize in the R&D, production, and sales of high-speed optical components. The company was founded in 2005 and was listed on China’s Growth Enterprise Market in 2015. Our products are widely used in fields such as AI, data center, fiber-optic communication, and optical sensing. For more information, please visit www.tfcsz.com

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

This press release contains forward-looking statements, including statements regarding the expected benefits of the joint venture, product development plans, technology roadmaps, and market expansion strategies. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially. Factors that may affect actual results include, but are not limited to, market conditions, regulatory developments, supply chain constraints, and the parties’ ability to execute definitive agreements and operational plans. SuperX undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.